Exhibit 99.1

Telesat Reports Results for the Quarter and Nine Months Ended September 30, 2023

OTTAWA, CANADA – November 6, 2023 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three and nine-month periods ended September 30, 2023. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

“I am pleased with our financial and operating performance for the third quarter and first nine months of the year,” commented Dan Goldberg, Telesat’s President and CEO. “We remain on track to meet our guidance and, as a result of our continued disciplined execution, delivered industry-leading Adjusted EBITDA margins1, high capacity utilization, a substantial contractual backlog of $1.5 billion, and a cash balance of $1.8 billion. In addition, in the third quarter and subsequent period we strengthened our financial position by repurchasing debt with a cumulative face value of US$195 million, received the remaining C-band proceeds from our U.S. spectrum clearing efforts, and successfully completed in-orbit testing of our LEO 3 demonstration satellite.”

Goldberg added: “Certainly the big development for Telesat in the third quarter was our news regarding Telesat Lightspeed, including the announcement in August that we selected MDA to be the prime satellite contractor for Telesat Lightspeed and that the program is now fully funded – subject to concluding definitive funding agreements – through global service delivery, followed by our announcement in September that we entered into a contract with SpaceX for fourteen Falcon 9 rockets to launch the advanced Telesat Lightspeed satellites. The Telesat and MDA teams are making strong progress on moving the Telesat Lightspeed program forward, including ramping up staff and engaging with the supply chain. We firmly believe that Telesat Lightspeed will revolutionize broadband connectivity for enterprise and government users and represents a highly compelling growth and value creation opportunity for Telesat and its stakeholders.”

For the quarter ended September 30, 2023, Telesat reported consolidated revenue of $175 million, a decrease of 3% ($5 million) compared to the same period in 2022. When adjusted for changes in foreign exchange rates, revenue declined 4% ($8 million) compared to 2022. The decrease was primarily due to lower revenue from certain South American customers.

Operating expenses for the quarter were $50 million, a decrease of $6 million from 2022. When adjusted for changes in foreign exchange rates, operating expenses decreased by $7 million compared to 2022. The decrease was primarily due to lower non-cash share-based compensation, partially offset by higher costs associated with the procurement of third party satellite capacity required to support certain customer networks that could no longer be supported on Anik F2 once it commenced inclined operations.

Adjusted EBITDA1 for the quarter was $133 million, a decrease of 3% ($4 million) or, when adjusted for foreign exchange rates, a decrease of 5% ($7 million). The Adjusted EBITDA margin1 was 75.9%, compared to 76.0% in the same period in 2022.

For the quarter ended September 30, 2023, Telesat’s net loss was $3 million compared to a net loss of $229 million for the same period in the prior year. The positive variation was principally due to a positive variation in foreign exchange gain (loss) on the conversion of U.S. dollar debt into Canadian dollars and a gain on its repurchase of debt.

For the nine-month period ended September 30, 2023, Telesat reported consolidated revenue of $538 million, a decrease of 3% ($14 million) compared to the same period in 2022. When adjusted for changes in foreign exchange rates, revenue declined 5% ($29 million) compared to 2022. The decrease was mainly due to a reduction of revenue from one of Telesat’s North American DTH customers and lower revenue from certain South American customers, partially offset by an increase in revenue from certain mobility customers.

Operating expenses for the nine-month period were $155 million, a decrease of $24 million from 2022. When adjusted for changes in foreign exchange rates, operating expenses decreased by $27 million compared to 2022. The decrease was primarily due to lower non-cash share-based compensation and lower insurance costs. This was partially offset by higher costs associated with the procurement of third party satellite capacity required when Anik F2 commenced inclined operations and higher equipment costs related to sales to Canadian government customers.

Adjusted EBITDA1 for the nine-month period was $410 million, a decrease of 4% ($19 million) or, when adjusted for foreign exchange rates, a decrease of 7% ($30 million). The Adjusted EBITDA margin1 was 76.2%, compared to 77.6% in the same period in 2022.

For the nine months ended September 30, 2023, Telesat’s net income was $545 million compared to a net loss of $172 million for the same period in the prior year. The positive variation was principally due to U.S. C-band clearing proceeds recognized in the second quarter of 2023 combined with a positive variation in foreign exchange gain (loss) on the conversion of U.S. dollar debt into Canadian dollars and a higher gain on the repurchase of debt.

Business Highlights

▲	Launch of LEO 3 Demonstration Satellite:

-	In July 2023, Telesat launched its LEO 3 demonstration satellite, which has successfully completed in-orbit testing.

-	The LEO 3 satellite features Ka- and V-band payloads and will provide continuity for customer and ecosystem vendor testing campaigns following the decommissioning of Telesat’s Phase 1 LEO satellite.

▲	MDA Satellite Agreement:

-	Telesat announced on August 11, 2023, that space technology company MDA Ltd. has been contracted to build the advanced satellites for the Telesat Lightspeed LEO program. Telesat also announced that Telesat Lightspeed is now fully funded through global service delivery taking into account the company’s own equity contribution, certain vendor financing, and aggregate funding commitments from its Canadian federal and provincial government partners.

-	The finalization of the Canadian federal and provincial government funding is dependent on a number of conditions, including the conclusion of definitive agreements.

▲	SpaceX Launch Agreement:

-	On September 11, 2023, Telesat announced that it had entered into a launch agreement with SpaceX for 14 launches on SpaceX’s Falcon 9. These launches will carry up to 18 Lightspeed satellites per launch from SpaceX’s launch facilities in California and Florida.

▲	C-band Spectrum Cleared:

-	On June 30, 2023, the Wireless Telecommunications Bureau of the U.S. Federal Communications Commission (FCC) completed its validation of Telesat’s Phase II certification of accelerated C-band clearing activities in the 3.7 GHz band and confirmed Telesat was eligible receive its second accelerated relocation payment of US$259.6 million.

-	An amount of $344.9 million (US$259.6 million) was recognized during the three months ended June 30, 2023, and was recorded under other operating gains (losses), net and the payments were received in the three months ended September 30, 2023.

▲	Debt Repurchase:

-	For the three months ended September 30, 2023, and subsequent period, Telesat repurchased, or agreed to repurchase, debt with a cumulative principal amount of US$195.3 million for an aggregate cost of US$137.4 million.

-	Combined with the debt repurchases completed in 2022, Telesat has repurchased, or agreed to repurchase, a cumulative principal amount of US$587.0 million for an aggregate cost of US$332.7 million.

▲	At September 30, 2023:

-	Telesat had contracted backlog[2] for future services of approximately $1.5 billion (excluding contractual backlog associated with Telesat Lightspeed).

-	Fleet utilization was 86%.

2023 Financial Outlook

●	Telesat continues to expect its full year 2023 revenues (assuming a foreign exchange rate of US$1 = C$1.35) to be between $690 million and $710 million.

●	Telesat continues to expect its Adjusted EBITDA[1] (assuming a foreign exchange rate of US$1 =C$1.35) to be between $500 million and $515 million in 2023.

●	For 2023, Telesat continues to expect its cash flows used in investing activities to be in the range of $175 million to $225 million.

Telesat’s quarterly report on Form 6-K for the quarter ended September 30, 2023, has been filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedarplus.ca.

Conference Call

Telesat has scheduled a conference call on Monday, November 6, 2023, at 10:30 a.m. ET to discuss its financial results for the three and nine-month periods ended September 30, 2023. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 806 5484. Callers outside of North America should dial +1 416 340 2217. The access code is 6781821 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (“Telesat”) and the name of the moderator (Michael Bolitho).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/5e62f5mj A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on November 6, 2023 until 11:59 p.m. ET on November 20, 2023. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 9727290 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (“LEO”) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on @Telesat on Twitter, LinkedIn, or visit www.telesat.com.

Contacts:

Investor Relations

Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2023 and the growth opportunities and expected timing around the financing of Telesat Lightspeed, and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “on track,” “believe”, “opportunity,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation and rising interest rates, risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the ability to deploy successfully an advanced global LEO satellite constellation, and the timing of any such deployment including our ability to enter into definitive funding agreements with the company’s Canadian federal and provincial government partners, and to meet the funding conditions of those agreements and of our vendor financing, technological hurdles, including our and our contractors’ development and deployment of the new technologies required to complete the constellation in time to meet our schedule, or at all, the availability of services and components from our and our contractors’ supply chains, competition with other LEO systems, deployed, and to be deployed, including systems deployed by SpaceX, Amazon Kuiper and Eutelsat/OneWeb; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; our ability to develop significant commercial and operational capabilities; volatility in exchange rates; and the ability to expand Telesat Corporation’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2022, that was filed on March 29, 2023, as well as in its Quarterly Report on Form 6-K for the three- and six-month periods ended June 30, 2023, that was filed on August 11, 2023, with the SEC and SEDAR, and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca as well as our subsequent reports on Form 6-K filed with the SEC and also available on SEDAR.

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the periods ended September 30

	Three months		Nine months
(in thousands of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Revenue	$175,086	$180,102	$538,260	$552,485
Operating expenses	(49,545)	(55,738)	(154,651)	(179,028)
Depreciation	(47,058)	(46,269)	(140,067)	(142,064)
Amortization	(3,164)	(3,758)	(9,927)	(11,204)
Other operating gains (losses), net	(14)	53	344,899	—
Operating income	75,305	74,390	578,514	220,189
Interest expense	(67,748)	(56,278)	(205,171)	(154,452)
Gain on repurchase of debt	68,072	—	221,462	106,916
Interest and other income	16,181	7,321	48,764	10,561
Gain (loss) on changes in fair value of financial instruments	—	(321)	—	4,314
Gain (loss) on foreign exchange	(76,886)	(249,155)	181	(311,842)
Income (loss) before income taxes	14,924	(224,043)	643,750	(124,314)
Tax (expense) recovery	(18,199)	(4,669)	(98,452)	(48,143)
Net income (loss)	$(3,275)	$(228,712)	$545,298	$(172,457)

Net income (loss) attributable to:
Telesat Corporation shareholders	$(1,022)	$(58,552)	$147,021	$(46,517)
Non-controlling interest	(2,253)	(170,160)	398,277	(125,940)
	$(3,275)	$(228,712)	$545,298	$(172,457)

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$(0.08)	$(4.69)	$11.01	$(3.81)
Diluted	$(0.08)	$(4.69)	$10.62	$(3.81)

Total Weighted Average Common Shares Outstanding
Basic	13,576,099	12,489,993	13,354,723	12,210,018
Diluted	13,576,099	12,489,993	15,161,977	12,210,018

Telesat Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	September 30, 2023	December 31, 2022
Assets
Cash and cash equivalents	$1,775,044	$1,677,792
Trade and other receivables	64,393	41,248
Other current financial assets	509	515
Current income tax recoverable	12,997	18,409
Prepaid expenses and other current assets	50,117	50,324
Total current assets	1,903,060	1,788,288
Satellites, property and other equipment	1,304,575	1,364,084
Deferred tax assets	2,887	49,984
Other long-term financial assets	7,117	10,476
Long-term income tax recoverable	15,303	15,303
Other long-term assets	46,399	47,977
Intangible assets	764,325	756,878
Goodwill	2,446,603	2,446,603
Total assets	$6,490,269	$6,479,593

Liabilities
Trade and other payables	$44,520	$43,555
Other current financial liabilities	51,320	48,397
Income taxes payable	8,425	3,476
Other current liabilities	71,056	75,968
Current indebtedness	35,979	—
Total current liabilities	211,300	171,396
Long-term indebtedness	3,276,943	3,850,081
Deferred tax liabilities	270,662	275,696
Other long-term financial liabilities	16,458	19,663
Other long-term liabilities	302,647	327,055
Total liabilities	4,078,010	4,643,891

Shareholders’ Equity
Share capital	51,072	46,554
Accumulated earnings	523,352	355,202
Reserves	90,705	78,609
Total Telesat Corporation shareholders’ equity	665,129	480,365
Non-controlling interest	1,747,130	1,355,337
Total shareholders’ equity	2,412,259	1,835,702
Total liabilities and shareholders’ equity	$6,490,269	$6,479,593

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars)	2023	2022
Cash flows from operating activities
Net income (loss)	$545,298	$(172,457)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	140,067	142,064
Amortization	9,927	11,204
Tax expense (recovery)	98,452	48,143
Interest expense	205,171	154,452
Interest income	(47,627)	(10,985)
(Gain) loss on foreign exchange	(181)	311,842
(Gain) loss on changes in fair value of financial instruments	—	(4,314)
Share-based compensation	26,066	55,460
(Gain) loss on disposal of assets	(7)	—
Gain on repurchase of debt	(221,462)	(106,916)
Deferred revenue amortization	(45,453)	(48,232)
Pension expense	4,254	5,694
C-band clearing income	(344,892)	—
Other	2,819	(792)
Income taxes paid, net of income taxes received	(44,650)	(81,821)
Interest paid, net of interest received	(140,125)	(113,492)
Operating assets and liabilities	(31,640)	(28,832)
Net cash from operating activities	156,017	161,018
Cash flows (used in) generated from investing activities
Satellite programs	(46,896)	(22,820)
Purchase of property and other equipment	(26,879)	(23,462)
Purchase of intangible assets	(13,211)	(27)
C-band clearing proceeds	351,438	64,651
Net cash (used in) generated from investing activities	264,452	18,342
Cash flows (used in) generated from financing activities
Repayment of indebtedness	(316,733)	(97,234)
Payments of principal on lease liabilities	(1,608)	(1,804)
Satellite performance incentive payments	(4,319)	(5,064)
Proceeds from exercise of stock options	27	—
Tax witholdings on settlement of restricted share units	(2,719)	—
Government grant received	1,089	15,921
Net cash (used in) generated from financing activities	(324,263)	(88,181)
Effect of changes in exchange rates on cash and cash equivalents	1,046	134,269
Changes in cash and cash equivalents	97,252	255,448
Cash and cash equivalents, beginning of period	1,677,792	1,449,593
Cash and cash equivalents, end of period	$1,775,044	$1,675,041

Telesat’s Adjusted EBITDA margin(1):

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of Canadian dollars) (unaudited)	2023	2022	2023	2022
Net income (loss)	$(3,275)	$(228,712)	$545,298	$(172,457)
Tax expense (recovery)	18,199	4,669	98,452	48,143
(Gain) loss on changes in fair value of financial instruments	—	321	—	(4,314)
(Gain) loss on foreign exchange	76,886	249,155	(181)	311,842
Interest and other income	(16,181)	(7,321)	(48,764)	(10,561)
Interest expense	67,748	56,278	205,171	154,452
Gain on repurchase of debt	(68,072)	—	(221,462)	(106,916)
Depreciation	47,058	46,269	140,067	142,064
Amortization	3,164	3,758	9,927	11,204
Other operating (gains) losses, net	14	(53)	(344,899)	—
Non-recurring compensation expenses(3)	209	2	693	2
Non-cash expense related to share-based compensation	7,060	12,597	26,066	55,460
Adjusted EBITDA	$132,810	$136,963	$410,368	$428,919

Revenue	$175,086	$180,102	$538,260	$552,485
Adjusted EBITDA Margin	75.9%	76.0%	76.2%	77.6%

End Notes

[1]	The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

[2]	Remaining performance obligations, which Telesat refers to as contracted revenue backlog (‘‘backlog’’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

[3]	Includes severance payments and special compensation and benefits for executives and employees.